EXHIBIT 77C

Tri-Continental Corporation

Results of Meeting of Stockholders

(UNAUDITED)

The 84th Annual Meeting of Stockholders of Tri-Continental Corporation (the Corporation) was held on April 11, 2014. Stockholders voted in favor of each of the two proposals. The description of each proposal and number of shares voted are as follows:

Proposal 1

To elect three directors to the Corporation’s Board of Directors to hold office until the 2017 Annual Meeting of Stockholders and William P. Carmichael to serve until the 2016 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld
William P. Carmichael	37,794,634	6,721,422
Patricia M. Flynn	38,033,082	6,482,974
Stephen R. Lewis, Jr.	37,794,049	6,722,007
Catherine James Paglia	37,934,877	6,581,179

Proposal 2

To ratify the selection of PricewaterhouseCoopers LLP as the Corporation’s independent registered public accounting firm for 2014:

For	Against	Abstain
43,949,145	776,809	513,271